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Martin H. Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

April 28, 2015

Via EDGAR AND OVERNIGHT Delivery

Ms. Mary A. Cole Senior Counsel Ms. Sheila Stout Senior Staff Accountant U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Terra Income Fund 6, Inc. Registration Statement on Form N-2, Submitted March 2, 2015 File No. 333-202399

Dear Ms. Cole and Ms. Stout:

This letter sets forth the response of our client, Terra Income Fund 6, Inc. (the “Issuer”), to the verbal comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided on April 20, 2015, regarding the Issuer’s initial public registration statement on Form N-2 (SEC File No. 333-202399) (the “Registration Statement”) filed with the Commission on March 2, 2015, relating to its initial public offering (the “Offering”) of up to $1 billion in common stock, as amended by pre-effective amendment no. 1 to the Registration Statement filed on April 16, 2015. The Registration Statement was declared effective by the Commission on April 20, 2015, and the final prospectus contained in the Registration Statement (the “Prospectus”) was filed with the Commission on April 21, 2015.

For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Accounting Comments

1.           Comment: Please confirm that the per share amounts contained in the unaudited financial statements contained in the Prospectus as of and for the period from May 15, 2013 (inception) to December 31, 2014, including the accompanying notes thereto, reflect the reverse stock split disclosed in the Prospectus and effected on February 26, 2015.

 Response: The Issuer so confirms.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Mary A. Cole

Ms. Sheila Stout

April 28, 2015

2.           Comment: Please confirm that the Issuer intends to include short-term securities, including those short-term securities with maturities of three months or less, in its schedule of securities required by Rule 12-12 of Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended.

Response: The Issuer so confirms.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4932.

Sincerely,

Martin H. Dozier

cc:	Bruce D. Batkin, Chief Executive Officer, Terra Income Fund 6, Inc.
Michael S. Cardello, Chief Compliance Officer, Terra Income Fund 6, Inc.
David Baum, Alston & Bird LLP
Rosemarie A. Thurston, Alston & Bird LLP